ATTORNEYS AND COUNSELORS	AUSTIN DALLAS FORT WORTH HOUSTON LOS ANGELES NEW YORK __________ ALGIERS LONDON MÉXICO CITY MONTERREY PARIS
ONE ARTS PLAZA 1722 ROUTH STREET ● SUITE 1500 DALLAS, TEXAS 75201 214.969.1700 FAX 214.969.1751 www.tklaw.com

September 23, 2015

Via EDGAR Transmission and FedEx

Via Facsimile Transmittal 703.813.6982

Mr. Karl Hiller

Branch Chief

Office of Natural Resources

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Rex Energy Corporation
Form 10-K for the Fiscal Year ended December 31, 2014
Filed March 2, 2015
File No. 001-33610

Dear Mr. Hiller:

On behalf of Rex Energy Corporation (the “Company”), we have the following response to the comment of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with regard to the Company’s Form 10-K for the fiscal year ended December 31, 2014 (the “2014 Form 10-K”). The Staff’s comment was provided to the Company in a letter dated September 9, 2015 to Thomas Rajan. Our response is based upon information provided to us by or on behalf of the Company. For the convenience of the Staff, the text of the comment is reproduced in its entirety followed by our response.

Form 10-K for Fiscal Year Ended December 31, 2014

Properties, page 31

Estimated Proved Reserves, page 33

Proved Undeveloped Reserves, page 34

1.	We note your disclosures indicating that expenditures for development of proved undeveloped reserves (PUDs) during 2015 are expected to be

Mr. Karl Hiller

Securities and Exchange Commission

September 23, 2015

significantly less than previously reported, and for subsequent years, significantly more. Please expand your disclosure to clarify the extent to which development plans for years after 2015 are based on assumptions that commodity prices will increase from the current levels, and quantify the reasonably likely material effects on your development plans, proved reserves, and property impairment testing if the assumed price increases do not occur.

The guidance in Item 303(a)(1), (2)(ii) and (3)(ii) of Regulation S-K requires you to address the reasonably likely effects of trends and uncertainties on liquidity, capital resources, and results of operations. Guidance in SEC Release 33-8350 clarifies that quantified disclosure regarding the material effects of known material trends and uncertainties should be provided if quantitative information is reasonably available.

Given the importance that commodity price assumptions have in any reserve estimate following the guidance in Rule 4-10(a) of Regulation S-X, we believe that the reasonably likely effects of changes in commodity prices would be quantified to comply with the aforementioned guidance. Therefore, if you have proved undeveloped reserves that are reasonably likely to remain undeveloped if commodity prices do not improve, you should quantify the implications for your development plans, disclosed reserves and accounting.

Response:	The Company acknowledges the Staff’s comment; however, the Company’s development plans for years after 2015, as disclosed in the Company’s 2014 Form 10-K, did not contemplate an increase in commodity prices from their current levels. The Company acknowledges that its estimated future development costs relating to the development of the Company’s proved undeveloped (“PUD”) reserves for 2015 decreased from $114.9 million as disclosed in the Company’s Annual Report on Form 10-K for the year ended December 31, 2013 (the “2013 Form 10-K”) to $69.3 million as disclosed in the Company’s 2014 Form 10-K. This decrease resulted from changes to the Company’s planned exploration and development programs for 2015 and later years (as further explained below).

The Company endeavors to align its development plans and capital expenditure plan to focus on projects which management believes will provide the greatest returns. Management continually evaluates both the development plans and the capital expenditure plan to assess alignment, and refines these plans when management determines changes are warranted. Factors considered in these evaluations include, but are not limited to, the timing of acreage expirations, the need to hold acreage by production, lease commitments, availability and cost of capital, availability of operational resources such as drilling rigs and other services, costs of drilling and related services, infrastructure and takeaway capacity, firm capacity commitments, and overall projected returns. As a result of these and other factors, some of the capital that was previously scheduled for 2015 in the 2013 proved reserve report was reallocated to be spent during 2016.

Mr. Karl Hiller

Securities and Exchange Commission

September 23, 2015

The Company appreciates that disclosure of this explanation for the significant reallocation in the development budget between the 2013 Form 10-K and the 2014 Form 10-K may prove useful to investors. Therefore, the Company will provide expanded disclosure in future filings, beginning with the Company’s annual report on Form 10-K for the year ending December 31, 2015 (the “2015 Form 10-K”), to the extent that the Company’s development plans for 2016 (or thereafter) materially deviate from previously-disclosed development plans similar to the explanation presented above.

The increase in estimated PUD development costs for years after 2015 as disclosed in the 2014 Form 10-K from the similar disclosure in the 2013 Form 10-K is primarily related to the overall increase in the Company’s number of PUD locations and the reserves associated with those additional PUD locations, as described on page 34 of the Company’s 2014 Form 10-K under the heading “Proved Undeveloped Reserves (PUDs).” That disclosure indicated a 364.9 Bcfe increase in PUDs during 2014 due to extensions and discoveries, primarily related to the extension of proved acreage in areas the Company believes are prospective for the Marcellus, Burkett and Utica Shale.

In response to the Staff’s second comment related to Item 303(a)(1), (2)(ii) and (3)(ii) of Regulation S-K and SEC Release 33-8350 and the Staff’s suggestion to quantify the effect of changes in the current pricing environment on the quantities of the Company’s year-end 2014 reported proved reserves, the Company recently re-ran its 2014 reserve report using spot commodity prices on February 1, 2015. Other than the price adjustment noted, the Company did not re-engineer its proved reserve database to try to predict what changes in commodity prices would do to its capital costs or development plan schedule.

Based on this pricing (and assuming no other changes to the Company’s development plans), (i) the Company’s PUD reserves would have been approximately 19% less than the results obtained using the SEC-mandated beginning-of-the-month average prices for the trailing 12 months for the year ended December 31, 2014; (ii) the Company’s PUD locations would have decreased from approximately 197 gross (129 net) locations to approximately 139 gross (100 net) PUD locations; and (iii) the Company’s

Mr. Karl Hiller

Securities and Exchange Commission

September 23, 2015

projected future development costs related to the development of PUDs would have been reduced from approximately $69 million to $62 million in 2015; from approximately $184 million to $77 million in 2016; from approximately $172 million to $138 million in 2017; from approximately $154.0 million to $150 million in 2018; and from approximately $100 million to $54 million in 2019.

The Company acknowledges that the guidance in SEC Release 33-8350 suggests that the impact of the known trend of significantly reduced commodity prices should be quantified when such quantification is reasonably available and useful to investors. The Company’s development plans are indeed sensitive to projected commodity prices; however there are other critical factors that impact these plans. The Company cautions that analysis in the form presented above does not contemplate changes in development costs, operating expenses, taxes, operational efficiencies, changes in technologies and access to capital. As a result, the Company respectfully submits that including this type of quantitative disclosure in the Company’s periodic filings would not provide any meaningful incremental information to investors.

The Company acknowledges that a prolonged period of depressed commodity prices or further declines in commodity prices could require the Company to take additional write-downs of the carrying values of its properties. The possibility and amount of any future impairment is based on estimates of future oil and gas prices, capital expenditures, operating costs and significant levels of management judgment, which are difficult to predict. The Company believes that it has addressed these issues and possibilities throughout its 2014 Form 10-K, including in its risk factors entitled “We may be required to take additional write-downs of the carrying values of our oil and natural gas properties, potentially triggering earlier-than-anticipated repayments of any outstanding debt obligations and negatively impacting the trading value of our securities” and “Our estimated proved reserves are based on many assumptions that may turn out to be inaccurate. Any significant inaccuracies in these reserve estimations or underlying assumptions may materially affect the quantities and present value of our reserves” on page 21, in its discussion of the effects of the volatility of commodity prices in “Sources of Our Revenue” on page 48 and in its discussion of carrying values in “Critical Accounting Policies” on page 59.

The Company proposes to continue to include similar disclosure in future filings, as applicable and to the extent required. However, the Company also acknowledges and appreciates that additional qualitative information, highlighted in the introduction to MD&A, of the Company’s future periodic

Mr. Karl Hiller

Securities and Exchange Commission

September 23, 2015

reports regarding the effects of commodity prices may prove useful to investors. Therefore, in addition to the existing disclosure noted above, the Company proposes to include expanded disclosure in future filings, beginning with its Quarterly Report on Form 10-Q for the period ending September 30, 2015, and subsequent periodic reports (including the Company’s 2015 Form 10-K), as applicable and to the extent required. In such situations, language similar to the following would be included in future filings in the Company’s MD&A section under the heading “Overview of our Business” (added language appears in italics and is underlined below):

“We believe the outlook for our business is favorable despite the continued uncertainty of oil and gas prices. Our resource base, risk management, including an active hedging program, and disciplined investment of capital provide us with an opportunity to exploit and develop our positions and maximize efficiency in our key operating areas. However, a prolonged period of depressed commodity prices could have a significant impact on the value and volumetric quantities of our proved reserves, and may result in write-downs of the carrying values of our oil and natural gas properties and revisions to our capital budget or development program. We continue to focus on maintaining financial flexibility while pursuing an active, technology-driven drilling program to develop and maximize the value of our existing acreage as market conditions continue to evolve. We are headquartered in State College, Pennsylvania, and have regional offices in Bridgeport, Illinois; Cranberry, Pennsylvania; and Carrolton, Ohio.”

Closing

On behalf of the Company, we respectfully submit that the foregoing is appropriately responsive to the comment of the Staff and respectfully request an opportunity to discuss this response further with the Staff if, following a review of this information, the Staff does not concur with the Company’s views. In addition, we have attached a written “Tandy representations” statement from the Company.

Please direct any questions or additional comments regarding this letter to the undersigned at (214) 969-1324.

Sincerely,

/s/ Jessica W. Hammons
Jessica W. Hammons

Enclosure

cc:	Lily Dang, Staff Accountant

Mark Wojciechowski, Staff Accountant

Thomas C. Stabley, Rex Energy Corporation, Chief Executive Officer

Thomas Rajan, Rex Energy Corporation, Chief Financial Officer

Jennifer McDonough, Rex Energy Corporation, Vice President, General

            Counsel and Secretary

Wesley P. Williams, Thompson & Knight LLP

366 Walker Drive State College, PA 16801 Ph: 814.278.7267 Fax: 814.278.7286 www.rexenergy.com

September 23, 2015

Mr. Karl Hiller

Branch Chief

Office of Natural Resources

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Rex Energy Corporation
Form 10-K for the Fiscal Year ended December 31, 2014
Filed March 2, 2015
File No. 001-33610

Dear Mr. Hiller:

In connection with responding to the comment of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided in a letter dated September 9, 2015 to Thomas Rajan with regard to the above-captioned filing, Rex Energy Corporation (the “Company”) hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Rex Energy Corporation

By:	/s/ Thomas Rajan
Thomas Rajan, Chief Financial Officer